Filed pursuant to Rule 433
File No. 333-173094
September 28, 2011

Thomson Reuters Corporation
Final Pricing Term Sheet
3.95% Notes due 2021

Issuer:	Thomson Reuters Corporation

Current Ratings:	Moody’s Investors Service, Inc.: Baa1(stable) Standard & Poor’s Rating Services: A-(stable) DBRS Limited: A(low)(stable) Fitch Ratings Ltd.: A-(stable)

CUSIP:	884903BK0

ISIN:	US884903BK00

Security Type:	SEC Registered

Principal Amount:	$350,000,000

Maturity Date:	September 30, 2021

Coupon:	3.95%

Public Offering Price:	99.576%

Yield to Maturity:	4.002%

Spread:	+200 basis points

Benchmark Treasury:	UST 2.125% due August 15, 2021

Treasury Yield/Price:	2.002% / 101-3

Trade Date:	September 28, 2011

Settlement Date:	October 5, 2011 (T+5)

Interest Payment Dates:	March 30 & September 30, commencing March 30, 2012

Optional Redemption:
Before June 30, 2021 (three months prior to the maturity date), the Notes will be redeemable in whole or in part at any time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.30% (30 basis points) together with accrued interest thereon to the redemption date.  Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months.  In addition, on or after June 30, 2021 (three months prior to the maturity date), the Notes will be redeemable in whole or in part, at the Company’s option, at a Redemption Price equal to 100% of the principal amount of such Notes, together with the accrued interest thereon to the redemption date.

Joint Bookrunning Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBS Securities Inc.

Senior Co-Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Standard Chartered Bank TD Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet.  Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Barclays Capital Inc. at 888-603-5847 or barclaysprospectus@broadridge.com; Deutsche Bank Securities Inc. at 800-503-4611 or prospectus.cpdg@db.com; J.P. Morgan Securities LLC collect at 1-212-834-4533; or RBS Securities Inc. toll free at 1-866-884-2071.